Ameri Metro, Inc.
            3501 Concord Road, Suite100
             York, Pennsylvania 17402
                   717-701-7726

                   July 24, 2012

VIA EDGAR
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street NE
Washington, D.C. 20549

          Re:  Ameri Metro, Inc.
               Withdrawal of Registration Statement on Form S-1
               File Number 333-171132
Greetings:

Ameri Metro, Inc. (the "Company") hereby respectfully requests the withdrawal, effective as of the date hereof, of the Company's Registration Statement on Form S-1 (File No. 33-171132) filed with the United States Securities and Exchange Commission on December 13, 2010 and amended on June 28, 2012, together with all exhibits thereto (the "Registration Statement").

The Company submits this request for withdrawal as the Company has merged and will be refiling as the new entity. The Company confirms that no securities have been distributed, issued or sold pursuant to the Registration Statement or the prospectus contained therein. The Company also acknowledges that no refund will be made for fees paid to the Commission in connection with the filing of the Registration Statement. However the Company requests, in accordance with Rule 457(p) under the Securities Act of 1933 (the "Act') that all fees paid to the Commission in connection with the filing of the Registration Statement be credited to the Company's account, to be offset against the filing fee for any future registration statement(s). In accordance with Rule 477(c) under the Act, the Company acknowledges that it may undertake subsequent offerings pursuant to Rule 155(c) under the Act.

Please send copies of the written order granting withdrawal of the Registration Statement to Ameri Metro, Inc. at the address set forth above. If you have any questions with respect to this matter, please contact the undersigned at the letterhead number.

                              Sincerely,


                              Shah Mathias
                              President